Exhibit 99.53

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

1376 Bayview Ave, Unit 1

Toronto, Ontario M4G 3A1

Item 2 Date of Material Change

September 14, 2020.

Item 3 News Release

The press release attached as Schedule “A” was disseminated on September 14, 2020.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Nicolas Bonta

Chairman & Director Bitfarms Ltd.

nbonta@bitfarms.com

Item 9 Date of Report

September 14, 2020.

Schedule "A"

Bitfarms Announces Amendment to Notes Restructuring and Provides Operational Update

Toronto, Ontario and Brossard, Québec (September 14, 2020) - Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV:BITF) is providing an update with respect to its previously issued press release dated August 20, 2020, in which it disclosed that it had reached an agreement with Dominion Capital LLC (“Dominion”) to amend certain terms and conditions of two of its US$5,000,000 loan tranches. Further, Bitfarms announces that the additional leased 1,000 new generation miners disclosed in the press release dated August 20, 2020 have been installed and are now fully operational.

Restructuring of Existing Notes

The Company has entered into an agreement with Dominion to amend its second loan tranche of US$5,000,000, to extend the maturity date from the original due date of April 17, 2021 to November 1, 2021 (the “Tranche #2 Restructuring”). As consideration for the Tranche #2 Restructuring, the Company will issue 1 million shares to Dominion which shares are subject to the statutory resale restrictions including the Canadian hold period of four months and one day, and reduce the term of the 1,666,667 warrants, exercisable at USD$0.40 from the original expiry date of April 16, 2024 to November 1, 2021.

The Company has also entered into agreement with Dominion to restructure its third loan tranche of US$5,000,000 due June 20, 2021 (the “Tranche #3 Restructuring”). Pursuant to the Tranche #3 Restructuring, the third loan tranche of US$5,000,000 will be made convertible, at the option of Dominion, into common shares of Bitfarms at a fixed conversion of US$0.59 per share, a premium of approximately 100% to the current market price of the Company’s shares. Further pursuant to the Tranche #3 Restructuring, the previously issued 1,666,667 warrants exercisable at USD$0.40 per share, expiring on June 20, 2024 will be cancelled. The Company will issue to Dominion 1,666,667 warrants at an exercise price of USD$0.304 (CAD$0.40) per share, expiring on June 20, 2021.

The remainder of the transactional details remain unchanged. All amendments including the Tranche #2 Restructuring and the Tranche #3 Restructuring remain subject to TSXV approval and closing.

Operational Update

Further to the Company’s announcement made on August 20th, the Company reports that it has installed all 1,000 of its leased WhatsMiner 31S mining rigs which are generating approximately 82 petahash per second of computing power.

The installation of the 1,000 newly leased WhatsMiner M31S miners follows the Company’s overall retooling strategy planned for 2020 to optimize its existing mining infrastructure by upgrading older generation miners to new generation miners. With the latest batch of new miners installed, the Company’s overall mining efficiency is now approximately 17.7 petahash per MW. The Company plans to continue to upgrade as it secures additional equipment lease financing and will provide further operational updates as they occur.

About Bitfarms Ltd.

The Company owns and operates computing centres that power the global decentralized financial economy. Bitfarms provides computing power to cryptocurrency networks such as Bitcoin, earning fees from each network for securing and processing transactions. Powered by clean and competitively priced hydroelectricity, Bitfarms operates five computing centres in Québec, Canada. Bitfarms’ experienced management team includes industrial- scale data centre operators and capital markets professionals, focused on building infrastructure by developing and hosting one of the industry’s most efficient ecosystem growing around blockchain-based technologies.

For investor and media inquiries, please contact:

Marc Duchesne

+1.514.277.3508

marc@ryanap.com

To learn more about Bitfarms’ events, developments and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; , an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.